Filed by Logistic Properties of the Americas

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: Logistic Properties of the Americas

Commission File No.: 333-275972

Date: December 12, 2023

On December 12, 2023, two and LatAm Logistic Properties S.A., which are parties to the previously disclosed Business Combination Agreement, dated as of August 15, 2023, issued the following joint press release:

LatAm Logistic Properties S.A. and two Announce Public Filing of Registration Statement on Form F-4 in Connection with Proposed Business Combination

ZEPHYR COVE, NV and SAN JOSÉ, COSTA RICA, December 12, 2023 – – two (NYSE: TWOA) (“TWOA”), a special purpose acquisition company, and LatAm Logistic Properties S.A. (d/b/a LatAm Logistic Properties) (“LLP”), a leading developer, owner, and manager of institutional quality, class A industrial and logistics real estate in Central and South America, announced today the public filing of a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement was filed by Logistic Properties of the Americas, a newly-formed holding company (“Pubco”), in connection with LLP and TWOA’s proposed business combination.

On August 15, 2023, LLP and TWOA entered into a definitive business combination agreement that would result in LLP becoming a publicly traded company. As a result of the business combination, LLP and TWOA shareholders will exchange their shares for shares in Pubco. Upon closing of the transaction, Pubco’s ordinary shares are expected to be listed on the New York Stock Exchange (“NYSE”) under the new ticker symbol “LLP.”

The registration statement on Form F-4 includes a preliminary prospectus with respect to Pubco securities to be issued in connection with the business combination and a preliminary proxy statement with respect to the shareholders meeting of TWOA to vote on, among other things, the business combination. The transaction is expected to close in the first quarter of 2024, subject to the registration statement being declared effective by the SEC, along with regulatory and both companies’ shareholder approvals, and the satisfaction or waiver of other closing conditions.

A copy of the registration statement is available for review on the SEC’s website at www.sec.gov. For the direct link to the Form F-4 filing, visit: F-4 (sec.gov).

About two

two is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, visit twoaspac.com.

About LatAm Logistic Properties

LatAm Logistic Properties, S.A. is a leading developer, owner, and manager of institutional quality, class A industrial and logistics real estate in Central and South America. LLP’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies. LLP’s strong customer relationships and insight is expected to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of September 30, 2023, LLP consisted of an operating and development portfolio of twenty-eight logistic facilities in Colombia, Peru and Costa Rica totaling more than 650,000 square meters (approximately 7.0 million square feet) of gross leasable area.

Forward-Looking Statements

This communication contains certain forward-looking information with respect to the business combination, which may not be included in future public filings or investor guidance. Certain statements in this communication may be considered forward-looking statements within the meaning of federal securities laws. Forward-looking statements include, without limitation, statements about future events or LLP’s, TWOA’s or Pubco’s future financial or operating performance. For example, statements regarding the benefits of the business combination, and the anticipated timing of the completion of the business combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology.

These forward-looking statements regarding future events and the future results of LLP, Pubco and TWOA are based on current expectations, estimates, forecasts, and projections about the industry in which LLP operates, as well as the beliefs and assumptions of LLP’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LLP’s, Pubco’s or TWOA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LLP’s and Pubco’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LLP, Pubco and TWOA therefore cautions against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LLP and its management, TWOA and its management, and Pubco and its management, as the case may be, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LLP’s, TWOA’s or Pubco’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the business combination; (ii) the outcome of any legal proceedings that may be instituted against LLP, TWOA, Pubco or others following the announcement of the business combination and any definitive agreements with respect thereto; (iii) the inability to complete the business combination due to the failure to obtain consents and approvals of the shareholders of TWOA, to obtain financing to complete the business combination or to satisfy other conditions to closing, or delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the business combination agreement; (iv) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (v) LLP’s and Pubco’s ability to manage growth; (vi) the ability to meet stock exchange listing standards following the consummation of the business combination; (vii) the risk that the business combination disrupts current plans and operations of LLP as a result of the announcement and consummation of the business combination; (viii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Pubco or LLP to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (ix) costs related to the business combination; (x) changes in applicable laws, regulations, political and economic developments; (xi) the possibility that LLP or Pubco may be adversely affected by other economic, business and/or competitive factors; (xii) LLP’s estimates of expenses and profitability; and (xiii) other risks and uncertainties set forth in the filings by TWOA or Pubco with the SEC. There may be additional risks that neither LLP nor TWOA presently know or that LLP and TWOA currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LLP, TWOA or Pubco speak only as of the date they are made. None of LLP, Pubco or TWOA undertakes any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, attendees and recipients should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

LLP, TWOA and Pubco disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.

Additional Information

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the business combination, Pubco has filed with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of TWOA and a preliminary prospectus of Pubco. The registration statement filed with the SEC has not yet become effective. Once the registration statement is declared effective, TWOA will mail a definitive proxy statement/prospectus relating to the business combination to its shareholders. This communication does not contain all the information that should be considered concerning the business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. LLP’s and TWOA’s shareholders and other interested persons are advised to read the registration statement, including the preliminary proxy statement/prospectus and when available, any amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the business combination, as these materials will contain important information about LLP, TWOA, Pubco and the business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the business combination will be mailed to shareholders of TWOA as of a record date to be established for voting on the business combination. Shareholders may also obtain copies of the preliminary proxy statement/prospectus, and once available, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov, or by directing a request to: two, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; Tel: (310) 954-9665.

Participants in the Solicitation

TWOA and its directors and executive officers may be deemed participants in the solicitation of proxies from TWOA’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in TWOA is contained in TWOA’s filings with the SEC, which are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: two, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; Tel: (310) 954-9665. Additional information regarding the interests of such participants is contained in the preliminary proxy statement/prospectus for the business combination and will be contained in the definitive proxy statement/prospectus when available.

LLP, Pubco and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of TWOA in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the registration statement when such information is available.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investor Relations Contact:

Gateway Group, Inc.

Cody Slach

(949) 574-3860

TWOA@gateway-grp.com

two Contact:

Nick Geeza

Chief Financial Officer

ngeeza@hennessycapitalgroup.com

Media Relations Contact:

Zach Kouwe / Kendal Till

Dukas Linden Public Relations for LatAm Logistic Properties S.A.

+1 646-722-6533

LLP@dlpr.com